FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	May	2004
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

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Document 1.	News Release dated May 12, 2004 (“SAP and RIM to Deliver New Mobile CRM Applications for BlackBerry® Users Worldwide")	Page No 3

Document 1

May 12, 2004

For Immediate Release

SAP and RIM to Deliver New Mobile CRM Applications for

BlackBerry® Users Worldwide

        Integrated Mobile Sales Solution Based on mySAP™ Customer Relationship Management to Enable “Always On, Always Connected®” CRM via BlackBerry

NEW ORLEANS, La. — May 12, 2004 — SAP AG (NYSE: SAP) and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced a technology alliance that will combine SAP’s leading mySAP™ Customer Relationship Management (mySAP CRM) solution and SAP® solutions for mobile business with RIM’s powerful BlackBerry® wireless handheld platform to deliver an integrated mobile sales solution. To meet the information requirements of mobile sales forces, the new application will enable sales reps in a variety of industries, such as aerospace and defense, consumer products, pharmaceuticals and utilities, to access and update information from mySAP CRM via BlackBerry handhelds—saving valuable time and increasing sales effectiveness and revenue growth. The announcement was made at SAPPHIRE® ‘04, SAP’s international customer conference being held in New Orleans, Louisiana, May 11 — 13.

By providing field sales representatives with mobile access to customer and account information, the new solution from RIM and SAP will provide users with an easier and more efficient way to manage their customer accounts, including activity and opportunity management. Sales representatives will also have the ability to view sales orders and CRM analytics reporting remotely. The solution requires no manual synchronization and will enable sales reps in the field regardless of industry to update and access the information they need to do their jobs anytime, anywhere. For example, a field sales person who arrives at a customer site will be able to instantly check the status of an open order, helping to ensure that they have the most up-to-date customer and order information and helping to guarantee total customer satisfaction. In addition, the sales person will be able to utilize the online solution SAP® Mobile Sales to validate the sales opportunity available at the customer site, giving the business a 360-degree accurate view of its sales pipeline.

“Today’s announcement represents SAP’s innovation in delivering always on CRM for mobile sales forces around the world,” said Bill McDermott, CEO and president, SAP America, Inc. “RIM and SAP are leaders in our respective markets. Together, we will offer mobile CRM solutions, including technology infrastructure, and services unparalleled in the industry.”

Existing mySAP CRM customers can now use BlackBerry handhelds to further leverage their CRM investments and receive superior sales support in the field, with little additional investment. Companies who use BlackBerry handhelds in the field will also see enhanced value from deploying the online version of SAP Mobile Sales.

“This relationship between RIM and SAP will deliver innovative, cost-effective solutions to our customers worldwide to enhance sales effectiveness,” said Jim Balsillie, chairman and co-CEO, RIM. “The combination of our technologies and product offerings will help clients dramatically increase the productivity of their mobile field sales forces.”

This solution complements SAP Mobile Sales, which is a part of mySAP CRM and available today in both laptop and handheld versions. The online version of SAP Mobile Sales offers a broad range of mobile CRM functionality and adds to the robust portfolio of standard applications already available today from SAP solutions for mobile business, which extends key business processes of mySAP™ Business Suite to mobile workers. The complete set of SAP solutions for mobile business is powered by the SAP NetWeaver™ integration and application platform.

SAP intends to make the joint solution available later this year. Both companies will contribute engineering, technical, marketing and sales resources, as well as consulting capabilities to the project.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

About SAP

SAP is the world’s leading provider of business software solutions. SAP® solutions are designed to meet the demands of companies of all sizes—from small and midsize businesses to global enterprises. Powered by the SAP NetWeaver™ open integration and application platform to reduce complexity and total cost of ownership and empower business change and innovation, mySAP™ Business Suite solutions are helping enterprises around the world improve customer relationships, enhance partner collaboration and create efficiencies across their supply chains and business operations. The unique core processes of various industries, from aerospace to utilities, are supported by more than 25 industry-specific SAP solution portfolios. Today, more than 22,600 customers in over 120 countries run more than 76,100 installations of SAP® software. With subsidiaries in more than 50 countries, the company is listed on several exchanges, including the Frankfurt stock exchange and NYSE under the symbol “SAP.” (Additional information at <http://www.sap.com>)

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Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols, including “Always On, Always Connected”, are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (“SEC”), including SAP’s Annual Report on Form 20-F for 2003 filed with the SEC on March 23, 2004. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

Copyright © 2004 SAP AG. All rights reserved.

SAP, R/3, mySAP, mySAP.com, xApps, xApp, SAP NetWeaver and other SAP products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of SAP AG in Germany and in several other countries all over the world. All other product and service names mentioned are the trademarks of their respective companies. Data contained in this document serves informational purposes only. National product specifications may vary.

For customers interested in learning more about SAP products:
Global Customer Center: +49 180 534-34-24
United States Only: 1 (800) 872-1SAP (1-800-872-1727)

For more information, press only:

Jason Loesche, SAP, +1 (610) 661-8541, j.loesche@sap.com, EDT
SAP Press Office, +1 (610) 661-3200, press@sap.com, EDT
Courtney Flaherty, Brodeur Worldwide for RIM, +1(212) 771-3627, cflaherty@brodeur.com, EDT
RIM Investor Relations, +1 (519) 888-7465, investor_relations@rim.com, EDT

During SAPPHIRE (from May 11 to 13), to speak with press contacts on site, please dial the SAP press room at +1 (504) 670-6314.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	May 12, 2004	By:	/s/ Rob Duncan (Signature)
Rob Duncan
Vice President, Corporate Controller